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                                                                    EXHIBIT 12.1
COMPAQ COMPUTER CORP.
RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT RATIOS)

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                              2000       1999      1998      1997      1996
                                                              ----       ----      ----      ----      ----
FIXED CHARGES
     Interest expensed and capitalized                         280         211       167       171      114
     Interest element of rentals                               115          93        68        45       42
     Preferred dividends of a consolidated subsidiary (1)       --          15        19        --       --
                                                             -----       -----    ------     -----    -----
Total Fixed Charges                                            395         319       254       216      156

EARNINGS
     Income (loss) before provision for income taxes           875         934    (2,662)    2,758    1,883
     Loss from equity investees                                 77          52        --        --       --
     Fixed charges less interest capitalized                   395         319       253       213      148
     Amortization of interest capitalized                        3           3         2         2        1
                                                             -----       -----    ------     -----    -----
Total Earnings                                               1,350       1,308    (2,407)    2,973    2,032

RATIO OF EARNINGS TO FIXED CHARGES                             3.4(2)      4.1(3)    N/A(4)   13.8     13.0

(1) Represents preferred stock acquired in 1998 in connection with the acquisition of Digital Equipment Corporation ("Digital"). The preferred stock was redeemed in April 1999.

(2) Excluding the $1.756 billion investment impairment charge, the ratio of earnings to fixed charges was 7.9.

(3) Excluding the $1.182 billion gain on sale of businesses and the $868 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 3.1.

(4) Earnings were inadequate to cover fixed charges in 1998 by $2.7 billion. Excluding the $3.2 billion charge associated with purchased in-process technology related to the acquisition of Digital and the $393 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 4.7.